UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 July 2015

Number	14/15

ONSHORE US ASSET REVIEW

BHP Billiton expects to recognise an impairment charge of approximately US$2 billion post-tax (or approximately US$2.8 billion pre-tax) against the carrying value of its Onshore US assets as an exceptional item in the 2015 financial year results.

The gas focused Hawkville field accounts for the substantial majority of this charge reflecting its geological complexity, product mix, acreage relinquishments and amended development plans. The remainder relates to the impairment of goodwill associated with the Petrohawk acquisition.

Following this impairment, the Group’s Onshore US business will have net operating assets of approximately US$24 billion1. The value of this business is supported by ongoing cost reductions and improving well performance which help offset increased commodity price volatility and lower near term capital expenditure. Consistently positive results from the appraisal and development of the Permian have also unlocked significant value and we now see the ultimate potential of this field at over 150 kboe/d (up from our previous estimate of 100 kboe/d).

BHP Billiton Petroleum President, Tim Cutt, said: “While the impairment of the Hawkville is disappointing, it does not reflect the quality of our broader Onshore US business. The Black Hawk continues to exceed expectations, the Permian offers significant upside across multiple zones and the Haynesville, one of the industry’s premier dry gas positions, provides an excellent development option as market conditions improve. With industry-leading drilling costs and recoveries, we are well positioned to realise significant value for shareholders as we develop our high-quality resource base.”

BHP Billiton plans to invest US$1.5 billion in the Onshore US in the 2016 financial year, which will support a development program of 10 operated rigs. At an oil price of US$60 per barrel (West Texas Intermediate) and a gas price of US$3.00 per Mscf (Henry Hub), the Group expects its Onshore US business to be free cash flow positive in the 2016 financial year. Associated production guidance will be provided in the June 2015 Operational Review to be released on 22 July 2015.

The broader carrying value assessment of the Group’s assets will be finalised in conjunction with the preliminary financial results to be released on 25 August 2015.

[1]	This excludes approximately US$4 billion deferred tax liability.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	July 15, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary